Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Intercepts 3.71 oz/ton over 2.5 feet at Madsen Deep

     <<
     "Extends Historic High Grade 8 Zone Mineralization down Plunge"

     Toronto Stock Exchange
     Trading symbol - CRJ
     AMEX - CGR
     >>

     SASKATOON, Feb. 17 /CNW/ - Claude Resources Inc. (TSX-CRJ; AMEX-CGR)
today reported initial results from its 2009 8 Zone underground drill program at its Madsen Project, Red Lake, Ontario.

     <<
     Hole ID       From     Length     Au      Length     Au      VG Noted
                    (m)      (m)      (g/t)     (ft)    (oz/t)
     MUG-08-01    883.00     0.75    127.12     2.46     3.71         X
     >>

     Claude launched Phase 1 of the underground program, from the 10th level in December 2008, targeting the 8 Zone system with 12,000 meters of drilling.
The assay reported today confirms the high grade mineralization 130 feet down plunge of historic mine development and is consistent with historic drilling immediately above and below the 27th level that returned drill intercepts including 0.81 oz/ton over 14.4 feet, 2.76 oz/ton over 6.6 feet, 2.22 oz/ton over 3 feet and 1.25 oz/ton over 3 feet.
     Mineralization is hosted within a visible gold-bearing quartz vein system within a sequence of silica-biotite-talc altered basalts proximal to a major ultramafic contact.
     "The abundant visible gold and geologic setting of this first intercept supports our belief that the 8 Zone is a high grade gold system. This is a positive first intercept of our 20 hole, Phase I underground drill program at
Madsen," stated Brian Skanderbeg, Vice-President Exploration, Claude Resources
Inc.
     Madsen is an advanced exploration property containing extensive infrastructure including a 500 tonne per day mill with expansion capacity, a permitted tailings management facility and a five compartment 4,000 foot operating shaft.
     A Madsen property location map and cross section of the Madsen mine as well as photographs of the intercept are available on the Claude's website
www.clauderesources.com.

     Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration,
is the Qualified Person who has reviewed and approved this news release. Drill core was halved and samples averaging 1.0 to 1.5 meters were submitted to
Accurassay Laboratories in Thunder Bay, Ontario, an ISO approved facility.
Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates (1 in 20 samples). Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.
Intercepts are reported as drilled widths and interpreted to vary between 75%
to 90% of true widths.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company's entire asset base is located in Canada. Since
1991, Claude has produced approximately 835,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Brian Skanderbeg, Vice President Exploration,
Claude Resources Inc., Phone: (306) 668-7505; or Neil McMillan, President &
CEO, Claude Resources Inc., Phone: (306) 668-7505, Email:
clauderesources(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 08:00e 17-FEB-09